Exhibit 9.1

Wuhan Youji Industries Co., Ltd.

Employee Joint Stock Fund Management Regulation

Chapter I General Provisions

Article One: The regulation is established to strengthen the management of employee joint stock fund (hereinafter called fund).

Article Two: The fund is from financial contribution in cash of employees and balance of the company after paying employees.

Article Three: The management and bonus share of fund are conducted under the supervision of the employee representative assembly.

Chapter II Employee Stockholding Union

Article Four: The fund is managed by the Labor Union of the company as Aggregate Corporation by holding stock. The Labor Union is in charge of organizing Employee Stockholding Union.

Article Five: The Labor Union adopts board of council administration system. The board of council includes persons, elected by stockholder representatives of employee joint stock fund. The election is held by the Labor Union. The Chairman of the Labor Union is appointed as Chairman of the board of council.

Article Six: Main responsibilities of Employee Stockholding Union:

1)	It’s responsible for developing fund management rules and implementing centralized management of fund;

2)	It’s responsible for developing fund bonus share plan and equitable fund bonus share;

3)	It’s responsible for participating in account settlement and share of properties of the company when the company expires.

Chapter III Rights & Obligations

Article Seven: Employee Stockholding Union, on behalf of employee joint stock fund, is the investor of Wuhan Youji Industries Co., Ltd. (hereinafter called company).

Article Eight: The employee joint stock fund is forbidden to provide guarantee and pledge.

Article Nine: The Employee Stockholding Union has the following rights and obligations of stockholders.

(I) Rights:

1)	Attending or authorizing an agent to attend stockholders meeting and exercising the right to vote;

2)	Referring to the regulation of the company, summary, records and reports of stockholders meeting; supervising the operation of the company, and proposing advices and inquiries;

3)	Getting stock dividend according to contributed share;

4)	Participating in account settlement of the company when the company expires;

5)	Other rights specified in the regulation of the company.

(II) Obligations:

1)	Complying with the regulation of the company;

2)	Paying money for shares according to contributed shares and types of buying shares;

3)	Undertaking corresponding responsibilities for debts of the company according to contributed shares as a limit;

4)	Forbidden to withdrawal shares after handling industrial and commercial registration in the company;

5)	Actively supporting the company to strengthen and optimize management, proposing reasonable advices, and defending legal rights and interests of the company;

6)	Submitting to and implementing decisions of the stockholder meetings and board of supervisors.

Article Ten: The Chairman of the board of council of Employee Stockholding Union, on behalf of the Union, attends the stockholder meetings to exercise the right to vote. Stock of Employee Stockholding Union may be sold after approval of Chairman of the board of council.

Article Eleven: The right to interpret of the regulation shall reside in Employee Stockholding Union.

Article Twelve: As to the matters not covered in the regulation, please refer to relevant laws and rules.

Employee Stockholding Union of Wuhan Youji Industries Co., Ltd.

May 10, 1996

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